UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell plc - Outcome of audit tender process

Shell plc

Outcome of audit tender process

February 6, 2026

Shell plc (the Company) announces that, following the conclusion of a competitive audit tender process initiated at the beginning of Q4 2025 and led by the Audit and Risk Committee, the Board has approved the proposed appointment of Pricewaterhouse Coopers LLP ("PwC") as its external auditor to take effect from, and including, the financial year ending December 31, 2027. The appointment is subject to shareholder approval at the Company’s 2027 Annual General Meeting.

EY will continue in its role as external auditor for the financial year ending 31 December 2026, subject to shareholder approval at the Company’s 2026 Annual General Meeting.

Notes to editors

  During the past two years, only unqualified reports on the Company’s consolidated financial statements or effectiveness of internal control over financial reporting were issued by EY and there were no disagreements with EY related to accounting matters, financial statement disclosure, or their audit.
  The audit tender participants were informed of the tender outcome on February 5, 2026.  Further details of the audit tender process will be provided in the Company's 2025 Annual Report and Accounts and Form 20-F.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)20 7934 5550

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: February 6, 2026	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary